UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                            TEDA TRAVEL INCORPORATED

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)

                                   87889Q 105
                                 (CUSIP Number)

                              William P. Danielczyk
                         30 Burton Hills Blvd. Suite 210
                               Nashville, TN 37215
________________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 19, 2005
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 87889Q 105
________________________________________________________________________________

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harry R. Jacobson
________________________________________________________________________________


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 (a) [__]
                 (b) [__]
________________________________________________________________________________

3        SEC USE ONLY

________________________________________________________________________________

4        SOURCE OF FUNDS*
         OO
________________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

________________________________________________________________________________

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
________________________________________________________________________________


NUMBER OF            7   SOLE VOTING POWER
SHARES
BENEFICIALLY             4,348,722 (1)
OWNED BY         ___________________________________________________________
EACH                 8   SHARED VOTING POWER
REPORTING
PERSON WITH              3,545,154 (2)
                 ___________________________________________________________
                     9   SOLE DISPOSITIVE POWER

                         4,348,722 (1)
                 ___________________________________________________________
                     10  SHARED DISPOSITIVE POWER

                         3,545,154 (2)
                 ___________________________________________________________


(1) Includes a warrant for the purchase of up to 1,181,718 shares of common stock of the Company.

(2) These shares are held by the spouse of Mr. Jacobson.

________________________________________________________________________________

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,893,876
________________________________________________________________________________

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [   ]
________________________________________________________________________________

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.1%
________________________________________________________________________________

14       TYPE OF REPORTING PERSON*

         IN
________________________________________________________________________________

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.001 per share ("Common Stock"), of Teda Travel Incorporated, a Florida corporation (the "Company"). The address of the Company's principal executive office is 30 Burton Hills Blvd. Suite 210, Nashville, TN 37215.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed on behalf of Harry R. Jacobson, who is sometimes referred to herein as the "Reporting Person."

     (b) Business address: Vanderbilt University Medical Center, Medical Center North, D-3300, Nashville, TN 37232.

     (c) Mr. Jacobson is presently Vice Chancellor for Health Affairs at Vanderbilt University, located at Vanderbilt University Medical Center, Medical Center North, D-3300, Nashville, TN 37232.

     (d) During the past five years, the Reporting Person has not been convicted
in  a  criminal   proceeding   (excluding   traffic   violations   and   similar
misdemeanors).

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Jacobson is a United States citizen.

Item 3. Source and Amount of Funds and Other Consideration.

     On August 19, 2005, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") by and among the Company, Teda FractionAir Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of the Company ("Merger Subsidiary"), and FractionAir, Inc., a Delaware corporation ("FractionAir"). Under the Merger Agreement (i) Merger Subsidiary merged with and into FractionAir such that FractionAir became a wholly-owned subsidiary of the Company, and (ii) the Company issued 57,750,000 shares of its common stock to the former shareholders of FractionAir.

     Prior to the Merger, FractionAir had a total of 48,869,539 shares of its common stock issued and outstanding, and warrants for the purchase of up to 4,500,000 shares of its common stock at an exercise price of $1.00 per share. As a result of the Merger, the shares of common stock of FractionAir were converted into an aggregate of 57,750,000 shares of common stock of the Company, or
1.181718 shares of Company common stock for each share of FractionAir common stock ("Conversion Ratio"). In addition, the Warrants of FractionAir were converted into warrants of like tenor for the purchase of a number of shares of Company common stock equal to the number of FractionAir shares under the Warrants multiplied by the Conversion Ratio, or approximately 5,317,731 shares of Company common stock.

     In the Merger, the Company issued 6,712,158 shares of common stock to the Reporting Person in exchange for the transfer and assignment to the Company of an aggregate of 5,680,000 shares of FractionAir. Additionally, the Company issued a warrant to Mr. Jacobson for the purchase of up to 1,181,718 shares of common stock of the Company ("Warrant") in exchange for the cancellation and conversion of his warrant for the purchase of up to 1,000,000 shares of common stock of FractionAir held prior to the Merger. A copy of the Merger Agreement and Warrant are each attached hereto as an exhibit.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the securities as a former holder of FractionAir common stock, and a warrant for the purchase of FractionAir common stock, pursuant to the Merger. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

     Mr. Jacobson has no present intention to pursue plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

     (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

     (b) The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

     (c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information provided in Item 4 is hereby incorporated by reference. As described in Item 4, the Warrant was acquired by the Reporting Person in connection with the Merger, which was consummated as of August 19, 2005. The Warrant issued to the Reporting Person expires on October 21, 2009, and has an exercise price of $1.69 per share. The Reporting Person retains complete, independent economic control over his Warrant as contemplated herein, and has not made any specific agreement, commitment or arrangement regarding disposition of the Warrant or shares of Company common stock issuable upon conversion or exercise thereof. Except for the foregoing, To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7. Materials to be Filed as Exhibits.

     (1) Agreement and Plan of Merger dated August 18, 2005 by and among the Company, Teda FractionAir Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of the Company, and FractionAir, Inc., a Delaware corporation.

     (2)  Form Warrant.



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:   August 29, 2005



                                            /s/ Harry R. Jacobson
                                            ---------------------------
                                            Harry R. Jacobson

================================================================================

Exhibit 10.1







                          AGREEMENT AND PLAN OF MERGER


                           DATED AS OF AUGUST 18, 2005


                                      AMONG


                                TEDA TRAVEL, INC.


                       TEDA FRACTIONAIR MERGER SUB, INC.,

                                       AND

                                FRACTIONAIR, INC.

                          AGREEMENT AND PLAN OF MERGER


     This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of August 18, 2005, is entered into by and among TEDA TRAVEL, INC., a Florida corporation ("Teda"), TEDA FRACTIONAIR MERGER SUB, INC., a Nevada corporation and wholly-owned subsidiary of Teda ("Merger Subsidiary"), and FRACTIONAIR, INC., a Delaware corporation ("FractionAir"). Capitalized terms used in this Agreement and not defined in context shall have the meanings ascribed to them in Section
10.7 hereof.

     WHEREAS, the respective Boards of Directors of Teda, Merger Subsidiary and FractionAir have approved the merger of Merger Subsidiary with and into FractionAir, with FractionAir being the surviving corporation as a wholly-owned subsidiary of Teda (the "Merger"), all upon the terms and subject to the conditions set forth herein;

     WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code").

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                              ARTICLE I The Merger

     Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Subsidiary shall be merged with and into FractionAir and the separate existence of Merger Subsidiary shall thereupon cease. FractionAir shall continue as the surviving corporation in the Merger (thereafter referred to as the "Surviving Corporation") under the laws of the State of Nevada as a wholly-owned subsidiary of Teda. Throughout this Agreement, the term "FractionAir" shall refer to such entity prior to the Merger and the term "Surviving Corporation" shall refer to it in its status as the surviving corporation in the Merger.

     Section 1.2 Closing. The closing of the Transactions (the "Closing") will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Article VII (other than conditions that require the delivery of documents, which may be satisfied at the Closing). The Closing shall be held at such time and place as agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the "Closing Date". At the Closing each of Teda and FractionAir shall deliver the agreements, certificates and other documents required to be delivered and which have not been delivered prior to the Closing. At the end of the Closing, FractionAir shall file with the Secretary of State of the State of Nevada a Articles of Merger (the "Articles of Merger") with respect to the Merger pursuant to and in compliance with this Agreement and the Business Corporation Act of the State of Nevada (the "Nevada Law").

     Section 1.3 Effective Time of the Merger. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Nevada, or at such later time as specified therein. When used in this Agreement, the term "Effective Time" shall mean the time at which the Articles of Merger becomes effective in accordance with Nevada Law.

     Section 1.4 Effect of the Merger. The Merger shall, from and after the Effective Time, have all the effects provided by applicable Law. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, conveyances, assignments or assurances in Law or any other acts are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation the title to any property or rights of FractionAir or Merger Subsidiary, by reason or as a result of the Merger, or otherwise to carry out the purposes of this Agreement, FractionAir and Merger Subsidiary agree that the Surviving Corporation and its proper officers and directors shall execute and deliver all such deeds, conveyances, assignments and assurances in Law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized in the name of each of FractionAir and Merger Subsidiary or otherwise to take any and all such action.

                      ARTICLE II The Surviving Corporation

     Section 2.1 Certificate of Incorporation. The articles of incorporation of FractionAir, as amended, shall continue as the articles of incorporation of the Surviving Corporation until thereafter duly amended.

     Section 2.2 By-Laws. The by-laws of FractionAir shall continue after the Effective Time as the by-laws of the Surviving Corporation until thereafter duly amended.

     Section 2.3 Board of Directors; Officers. The members of the Board of Directors and the officers of the Surviving Corporation following the Merger shall be the directors and officers of FractionAir immediately prior to the Effective Time, and such directors and officers shall continue in office until the earlier of their respective death, resignation or removal and the time that their respective successors are duly elected or appointed and qualified.

                           ARTICLE III Stock Issuance

     Section 3.1 Merger Consideration.

          (a) As of the Effective Time, by virtue of the Merger and without any action on the part of any shareholder of FractionAir or Merger Subsidiary:

               (i) Each share of common stock, par value $.001 per share, of Merger Subsidiary that is issued and outstanding immediately prior to the Effective Time shall be automatically converted without any further action into one fully paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation, and shall constitute the only issued and outstanding capital stock of the Surviving Corporation following the Merger.

               (ii) Each share of the common stock of FractionAir, no par value ("FractionAir Common Stock") that is owned by FractionAir as treasury stock and any shares of FractionAir Common Stock that are owned by Teda shall be canceled and shall cease to exist, and no stock of Teda or other consideration shall be delivered in exchange therefor.

               (iii) Subject to the provisions of this Section 3.1(a), the shares of FractionAir Common Stock, other than the shares canceled pursuant to Section 3.1(a)(ii), issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into the right to receive validly issued, fully paid and non-assessable shares of Common Stock of Teda, par value $.001 per share ("Teda Common Stock"), at an exchange ratio (the "Exchange Ratio") of 1.181718 share of Teda Common Stock for each share of FractionAir Common Stock (the "Merger Consideration"), such that former shareholders of FractionAir shall hold 57,750,000 shares, or 96.25% of the outstanding common stock of Teda immediately following the Merger. Concurrent with such conversion, Richardson & Patel LLP shall be issued 450,000 shares of Teda Common Stock equaling 0.75% of the outstanding common stock of Teda immediately following the Merger.

               (iv) In connection with the Merger, all options and warrants to purchase shares of FractionAir Common Stock outstanding immediately prior to the Effective Time shall be automatically converted without any further action into an option to purchase 1.181718 share of Teda Common Stock for each share of FractionAir Common Stock underlying the option or warrant.

               (v) In consideration of the Merger, FractionAir shall pay Teda a fee of Two Hundred Fifty Thousand Dollars ($250,000.00) (the "Cash Payment"). The Cash Payment will be held in escrow at Richardson & Patel LLP (or any other escrow agent mutually agreed to by the parties) and released at Closing.

          (b) If, at any time during the period between the date of this Agreement and the Effective Time, FractionAir changes the number of shares of FractionAir Common Stock issued and outstanding or Teda changes the number of shares of Teda Common Stock issued and outstanding, in each case as a result of a stock split, reverse stock split, stock dividend, recapitalization, redenomination of share capital or other similar transaction with an effective date or record date, as applicable, prior to the Effective Time, the Exchange Ratio and any other items dependent thereon shall be appropriately adjusted.

     Section 3.2 Shareholders' Rights at the Effective Time. On and after the Effective Time, the certificates that immediately prior to the Effective Time represented shares of FractionAir Common Stock (the "Certificates"), shall cease to represent any rights with respect to FractionAir Common Stock and shall only represent the right to receive the Merger Consideration. As of the Effective Time, the holders of FractionAir Common Stock as of the Effective Time who are entitled to receive shares of Teda Common Stock as Merger Consideration shall be deemed to be record owners of such shares of Teda Common Stock as of the Effective Time and shall thereupon be entitled to exercise any rights as a holder of Teda Common Stock, including the right to vote such Teda Common Stock, whether or not the Certificates are surrendered and exchanged pursuant to this Agreement.

     Section 3.3 Surrender and Exchange of Share Certificates.

          (a) Promptly after the Closing Date, Teda shall make available to the transfer agent of Teda (the "Paying Agent"), certificates evidencing such number of shares of Teda Common Stock as will enable the Paying Agent to deliver the Teda Common Stock as Merger Consideration pursuant to Section 3.1(a). The number of shares of Teda Common Stock that each FractionAir shareholder will be entitled to receive will be determined by multiplying the number of shares of FractionAir Common Stock held by such shareholder by the Exchange Ratio. Notwithstanding any other provision of this Agreement, no fractional shares of Teda Common Stock will be issued in connection with the Merger. Any FractionAir shareholder who is entitled to receive a fractional share shall receive a whole share.

          (b) At or after the Closing, each holder of a Certificate shall surrender and deliver such Certificate to the Paying Agent together with a duly completed and executed transmittal letter. Upon such surrender and delivery, the holder shall receive the Merger Consideration. Until so surrendered and exchanged, each Certificate formerly representing an outstanding share of FractionAir Common Stock shall, after the Effective Time, be deemed for all purposes to evidence only the right to receive the Merger Consideration as provided in Section 3.1(a)(iii).

          (c) At the Effective Time, the stock transfer books of FractionAir shall be closed and no transfer of shares of FractionAir Common Stock shall be recorded thereafter, other than transfers of shares of FractionAir Common Stock that have occurred prior to the Effective Time. In the event that, after the Effective Time, Certificates are presented for transfer to FractionAir, Merger Subsidiary or Teda, they shall be delivered to the Paying Agent and exchanged for the Merger Consideration as provided for in this Section 3.3.

          (d) Any Merger Consideration that remains undistributed to the shareholders of FractionAir as of the Effective Time after four months have elapsed following the Effective Time shall be delivered to Teda by the Paying Agent, upon demand, and any former shareholders of FractionAir who have not previously complied with this Section 3.3 shall thereafter look only to Teda for payment of their claim for the Merger Consideration or dividends or distributions with respect to Teda Common Stock.

          (e) Neither the Paying Agent, nor any of FractionAir, Merger Subsidiary or Teda shall be liable to any holder of shares of FractionAir Common Stock with respect to any Merger Consideration (or dividends or distributions with respect to Teda Common Stock) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (f) In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall deliver the Merger Consideration and any dividends or other distributions with respect to Teda Common Stock to which such holder is entitled in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the record holder thereof and the delivery of such bond as the Paying Agent may reasonably require.

          (g) No transfer taxes shall be payable by any shareholder of FractionAir in respect of the issuance of the Teda Common Stock under this
     Section 3.3, except that if any Teda Common Stock is to be issued in a name other than that in which the Certificate surrendered has been registered, it shall be a condition of such issuance that the Person requesting such issuance shall pay to Teda any transfer taxes payable by reason thereof, or of any prior transfer of such surrendered Certificate, or establish to the satisfaction of Teda that such taxes have been paid or are not payable.

     Section 3.4 No Further Rights. From and after the Effective Time, holders of Certificates theretofore evidencing shares of FractionAir Common Stock or FractionAir Preferred Stock shall cease to have any rights as shareholders of FractionAir, except as provided herein or by Law.

     Section 3.5 Resale Restrictions.

          (a) The shareholders of FractionAir who received shares of Teda Common Stock as Merger Consideration may not offer or sell any shares of Teda Common Stock unless such offer or sale is made (i) pursuant to an effective registration of such Teda Common Stock under the Securities Act, or (ii) pursuant to an available exemption from the registration requirements of the Securities Act. Teda shall refuse to register the transfer of any Teda Common Stock not made in accordance with this Section 3.5 with the transfer agent, and for such purpose may place stop order instructions with its transfer agent with respect to the Teda Common Stock issued as Merger Consideration. A proposed transfer shall be deemed to comply with this
     Section 3.5 if the applicable shareholder delivers to Teda a legal opinion in form and substance satisfactory to Teda from counsel reasonably satisfactory to Teda to the effect that such transfer complies with this
     Section 3.5.

          (b) During any time that a shareholder of FractionAir is not entitled to sell the shares of Teda Common Stock received as Merger Consideration such shareholder may not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any shares of Teda Common Stock or any securities convertible into or exercisable or exchangeable for Teda Common Stock, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Teda Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Teda Common Stock or such other securities, in cash or otherwise).

          (c) Each certificate representing shares of Teda Common Stock issued as Merger Consideration will bear the following legend or one substantially similar thereto:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO RESTRICTIONS ON THE USE OF SUCH SECURITIES IN HEDGING TRANSACTIONS PURSUANT TO THE TERMS OF A MERGER AGREEMENT PURSUANT TO THE TERMS UNDER WHICH THEY WERE ISSUED.

            ARTICLE IV Representations and Warranties of FractionAir

     FractionAir represents and warrants to Teda and Merger Subsidiary that, except as disclosed in the FractionAir Disclosure Schedule which has been delivered to Teda prior to the execution of this Agreement (the "FractionAir Disclosure Schedule"):

     Section 4.1 Organization and Qualification. FractionAir is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. FractionAir has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and, if applicable, is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so organized, qualified, licensed or in good standing, or to have such power and authority, when taken together with all other such failures would not have an FractionAir Material Adverse Effect. FractionAir has heretofore made available to Teda and Merger Subsidiary a complete and correct copy of the certificate of incorporation, by-laws or other governing documents, each as amended to the date hereof, of FractionAir.

     Section 4.2 Capitalization.

          (a) The authorized capital stock of FractionAir consists of 100,000,000 shares of FractionAir Common Stock of which 48,869,539 are issued and outstanding, all of which will be validly issued, fully paid and non-assessable.

          (b) Except as set forth on Schedule 4.2(b) and options granted to certain employees of FractionAir, there are no preemptive or other outstanding rights, options, warrants, conversion rights (including pursuant to convertible securities), stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind relating to the issued or unissued capital stock of FractionAir or obligating FractionAir to issue or sell any shares of capital stock of, or other equity interests in, FractionAir. As of the date of this Agreement, there are no outstanding contractual obligations of FractionAir to repurchase, redeem or otherwise acquire any shares of capital stock of FractionAir or to provide material funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person.

     Section 4.3 Authority Relative to this Agreement and the Transactions. FractionAir has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution and delivery by FractionAir of this Agreement, and the consummation by FractionAir of the Transactions to which it is a party, have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of FractionAir are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions to which it is a party other than, with respect to the Merger, the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of FractionAir Common Stock and the filing and recordation of appropriate merger documents as required by Nevada Law. This Agreement has been duly and validly executed and delivered by FractionAir and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of FractionAir, enforceable against FractionAir in accordance with its terms.

     Section 4.4 No Conflicts, Required Filings and Consents.

          (a) The execution and delivery of this Agreement by FractionAir does not, and the performance of this Agreement and consummation of the Transactions by FractionAir will not: (i) conflict with or violate the articles of incorporation or by-laws of FractionAir, (ii) assuming the consents, approvals, authorizations and waivers specified in Section 4.4(b) have been received, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to FractionAir or by which any property or asset of FractionAir is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of FractionAir pursuant to, any Contract to which FractionAir is a party or by which FractionAir or any property or asset of FractionAir is bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not have an FractionAir Material Adverse Effect or would not prevent or materially delay the consummation of the Merger.

          (b) The execution and delivery of this Agreement by FractionAir does not, and the performance of this Agreement by FractionAir will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any governmental or regulatory authority, domestic, foreign or supranational (a "Governmental Entity"), except for applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), state securities or "blue sky" laws ("Blue Sky Laws"), filing and recordation of the Articles of Merger as required by Nevada Law, and applications for listing and other filings required by the rules of the Nasdaq Bulletin Board or American Stock Exchange, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have an FractionAir Material Adverse Effect or would not prevent or materially delay the consummation of the Merger.

     Section 4.5 Status of FractionAir shareholders. Each shareholder of FractionAir has been advised that the shares of Teda Common Stock that will be received by such shareholder in the Merger have not been registered under the Securities Act, will be "restricted securities" as such term is defined in Rule 144(a) promulgated under the Securities Act, and may not be sold by such shareholder unless such shares are registered for resale or an exemption from such registration is available.

     Section 4.6 Brokers. No agent, broker, finder, investment banker or other firm or Person is or will be entitled to any broker's or finder's fee or other similar commission or fee in connection with the Transactions based upon arrangements made by or on behalf of FractionAir.

                ARTICLE V Representations and Warranties of Teda

     Teda represents and warrants to FractionAir that, except as disclosed in the Teda Disclosure Schedule which has been delivered to FractionAir prior to the execution of this Agreement (the "Teda Disclosure Schedule"):

     Section 5.1 Organization and Qualification. Teda is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Teda has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary. Teda has heretofore made available to FractionAir a complete and correct copy of the organizational documents, each as amended to the date hereof, of Teda.

     Section 5.2 Capitalization

          (a) The authorized capital stock of Teda consists of 250,000,000 shares of Teda Common Stock and 5,000,000 shares of preferred stock, par value $.001 per share ("Teda Preferred Stock"). As of the Closing Date and immediately prior to the Effective Time, there will be no more than 1,800,000 shares of Teda Common Stock issued and outstanding, all of which have been validly issued, fully paid and non-assessable. There are no shares of Teda Preferred Stock issued or outstanding. The shareholders holding the Teda Common Stock and the number of shares of Teda Common Stock held by each such shareholder is set forth on Schedule 5.2 attached hereto. All of the issued and outstanding shares of Teda Common Stock were issued in compliance with all applicable Laws including, without limitation, the Securities Act, the Exchange Act and applicable Blue Sky Laws. There are no preemptive or other outstanding rights, options, warrants, conversion rights (including pursuant to convertible securities), stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind relating to the issued or unissued capital stock of Teda or obligating Teda to issue or sell any shares of capital stock of, or other equity interests in, Teda. As of the date of this Agreement, there are no outstanding contractual obligations of Teda to repurchase, redeem or otherwise acquire any shares of capital stock of Teda or to provide material funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person.

          (b) The authorized capital stock of Merger Subsidiary consists of 100 shares of common stock, par value $.001 per share. There are 100 shares of common stock of Merger Subsidiary issued and outstanding, all of which were validly issued, fully paid and non-assessable. All of the outstanding shares of Merger Subsidiary's common stock are held beneficially and of record by Teda, free and clear of all liens or encumbrances of any kind. There are no preemptive or other outstanding rights, options, warrants, conversion rights (including pursuant to convertible securities), stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind relating to the issued or unissued capital stock of Merger Subsidiary or obligating Merger Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Merger Subsidiary.

     Section 5.3 Authority Relative to this Agreement. Each of Teda and the Merger Subsidiary has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions to which each of them is a party. The execution and delivery of this Agreement by Teda and Merger Subsidiary, and the consummation by Teda and Merger Subsidiary of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Teda or Merger Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Nevada Law. This Agreement has been duly and validly executed and delivered by Teda and Merger Subsidiary and, assuming the due authorization, execution and delivery hereof by FractionAir, constitutes a legal, valid and binding obligation of Teda and Merger Subsidiary, enforceable against Teda and Merger Subsidiary in accordance with its terms.

     Section 5.4 No Conflicts, Required Filings and Consents

          (a) The execution and delivery of this Agreement by Teda and the Merger Subsidiary does not and will not, and the performance of this Agreement and the consummation of the Transactions by Teda and Merger Subsidiary will not: (i) conflict with or violate the articles of incorporation or by-laws of Teda or the Merger Subsidiary (ii) assuming the consents, approvals, authorizations and waivers specified in Section 5.4(b) have been received, conflict with or violate any Laws applicable to Teda or by which any property or asset of Teda is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Teda pursuant to, any Contract to which Teda is a party or by which Teda or any property or asset of Teda is bound or affected.

          (b) The execution and delivery of this Agreement by Teda or the Merger Subsidiary does not and will not, and the performance of this Agreement and the consummation of the Transactions by Teda and the Merger Subsidiary will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, filing and recordation of the Articles of Merger as required by Nevada Law and applications for listing and other filings required by the rules of the Nasdaq Bulletin Board.

     Section 5.5 SEC Reports. The Registration Statement of Teda on Form 10-SB filed with the SEC (the "Form 10") has become effective and has not been withdrawn or suspended. The SEC has not issued a stop order with respect to the Form 10 and, to the knowledge of Teda, no proceeding for such purpose is pending or contemplated by the SEC. Teda has filed with the SEC all forms, reports, schedules, registration statements and preliminary or definitive proxy or information statements required to be filed by it with the SEC since the Form 10 became effective (such reports, together with the Form 10, the "Teda SEC Reports"). As of their respective dates, the Teda SEC Reports complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Teda SEC Reports. As of their respective dates, the Teda SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Teda has filed all material contracts and agreements and other documents or instruments required to be filed as exhibits to the Teda SEC Reports.

     Section 5.6 Scope of Operations; Compliance with Laws. The Teda SEC Reports describe fairly and accurately all operations and material transactions engaged in or conducted by Teda since its inception. Except as described in the Teda SEC Reports, Teda does not own, lease or have the right to use, and has never owned, leased or had the right to use, any real property or interest therein. Teda does not have and has never had any ownership, equity or other interest in any other Person. Teda has not guaranteed any obligation of any other Person.

     Section 5.7 Liabilities and Contracts. Teda does not have outstanding any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) except for debt owed to the Persons set forth on Schedule 5.7 which will be satisfied or otherwise extinguished pursuant to Section 6.9. Teda is not and has not been a party to, nor are or were Teda's assets bound or affected by, any Contract except for Contracts under which Teda has no further rights or obligations because the Contract has been fully performed or validly and irrevocably terminated.

     Section 5.8 Litigation. Except as set forth on Schedule 5.8, there is no suit, action or proceeding pending, threatened against or affecting Teda, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Teda.

     Section 5.9 Brokers. No agent, broker, finder, investment banker or other firm or Person is or will be entitled to any broker's or finder's fee or other similar commission or fee in connection with the Transactions based upon arrangements made by or on behalf of Teda.

     Section 5.10 Taxes. True and correct copies of Teda's federal and state income tax returns for the years ended December 31, 2003 and December 31, 2004 have been delivered to the Company. All tax returns (including information returns) required by any jurisdiction to have been filed as of the date of this Agreement by or with respect to Teda have been timely filed, except for returns with respect to which extensions have been granted, and each such return is true, correct and complete in all material respects. To Teda's Knowledge, neither the Internal Revenue Service nor any state, local or other taxing authority has proposed any additional Taxes, interest or penalties with respect to Teda or any of its operations or business; there are no pending or, to Teda's Knowledge, threatened tax claims or assessments; and there are no pending or, to Teda's Knowledge, threatened tax examinations by any taxing authorities. Teda has not given any waivers of rights (which are currently in effect) under applicable statutes of limitations with respect to the income tax returns for any fiscal year.

                              ARTICLE VI Covenants

     Section 6.1 Conduct of Business by FractionAir Pending the Merger. From and after the date hereof until the Closing Date, except as contemplated by this Agreement or unless Teda shall otherwise agree in writing, FractionAir covenants and agrees that it shall: (a) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted or presently contemplated to be conducted, (b) use all reasonable efforts to preserve intact its present business organization, keep available the services of its employees and consultants and preserve its relationships and goodwill with customers, suppliers, licensors, licensees, distributors and others having business dealings with it, and (c) use commercially reasonable efforts to protect its intellectual property rights to the end that its goodwill and on-going businesses shall not be impaired in any material respect as of the Closing Date. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or unless Teda shall otherwise agree in writing, prior to the Closing, FractionAir shall not:

          (i) declare, set aside, or pay any dividends on, or make any other distributions in respect of, any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; purchase, redeem or otherwise acquire any shares of capital stock of FractionAir or any rights, warrants, or options to acquire any such shares;

          (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of FractionAir's capital stock, any other voting securities of FractionAir or any securities convertible into, or any rights, warrants or options to acquire, any such shares or voting securities (other than the issuance of options to employees pursuant to FractionAir's stock option plan or the issuance of FractionAir Common Stock upon the exercise of such options) or amend the terms of any such securities, rights, warrants or options or take any action to accelerate the vesting thereof;

          (iii) amend the articles of incorporation or by-laws of FractionAir;

          (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or any assets that are material, individually or in the aggregate, to FractionAir, except, in any such case, in the ordinary course of business;

          (v) adopt a plan of complete or partial liquidation;

          (vi) take any action or omit to take any action that would cause any of its representations and warranties herein to become untrue in any material respect; or

          (vii) authorize any of, or commit or agree to take any of, the foregoing actions.

     Section 6.2 Covenant of Teda. From and after the date hereof until the Closing Date, except as contemplated by this Agreement or unless FractionAir shall otherwise agree in writing, Teda covenants and agrees that it shall not, and shall cause the Merger Subsidiary not to:

          (a) declare, set aside, or pay any dividends on, or make any other distributions in respect of, any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants, or options to acquire any such shares (except that Teda may distribute all shares of Teda Travel Group equity securities and all other assets prior to closing);

          (b) enter into any Contract or amend, modify or waive any rights under any Contract to which it is a party;

          (c) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock or other securities, or any securities convertible into, or any rights, warrants or options to acquire, any such shares or securities or amend the terms of its outstanding capital stock;

          (d) amend its articles of incorporation or by-laws, except for an amendment to change its name to "FractionAir Holdings, Inc.";

          (e) acquire any assets;

          (f) adopt a plan of complete or partial liquidation;

          (g) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another Person; issue or sell any debt securities; or guarantee any debt securities of another Person;

          (h)  make  any  loans,   advances  or  capital  contributions  to,  or
     investments in, any other Person;

          (i) take any action or omit to take any action that would cause any of its representations and warranties herein to become untrue in any material respect; or

          (j) authorize any of, or commit or agree to take any of, the foregoing actions.

     Section 6.3 Shareholder Approval. FractionAir, Teda and the Merger Subsidiary shall each take all actions necessary, in accordance with applicable Law and its respective articles of incorporation and by-laws, to cause as promptly as reasonably practicable after the date hereof the shareholders of FractionAir and Teda (and Teda in its capacity as the sole shareholder of the Merger Subsidiary) to approve the Transactions. FractionAir's, Teda's and the Merger Subsidiary's board of directors shall recommend such approval and shall take all lawful action to solicit and obtain such approval.

     Section 6.4 Further Action; Consents; Filings. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate actions and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective as promptly as practicable the Transactions and to cooperate with each other in connection with the foregoing. Without limiting the generality of the foregoing, each of the parties agrees to take all appropriate actions to obtain from Governmental Entities any Governmental Authorizations required to be obtained or made by Teda, FractionAir or the Merger Subsidiary in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and to make all necessary filings, and thereafter make any other required submissions that are required under the Exchange Act, the Securities Act, the Blue Sky Laws, or any other applicable Law. The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith.

     Section 6.5 Plan of Reorganization. The Merger is intended to constitute a "plan of reorganization" under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code. Following the Closing, neither Surviving Corporation, Teda nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

     Section 6.6 Access to Information. From the date hereof until the Closing or the earlier termination of this Agreement in accordance with its terms, Teda shall afford to FractionAir and its accountants, counsel and other representatives full and reasonable access during normal business hours (and at such other times as the parties may mutually agree) to its books, Contracts, commitments, records and personnel and, during such period, shall furnish promptly to FractionAir (i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of the Exchange Act or the Securities Act, and (ii) all other information concerning its business as FractionAir may reasonably request. FractionAir shall conduct its review in a manner reasonably calculated not to disrupt Teda's business and operations. No investigation pursuant to this Section 6.6 and no knowledge obtained thereby or otherwise shall limit any representation or warranty of Teda or impair any rights of a FractionAir Indemnified Party as a result thereof.

     Section 6.7 Public Announcements. On or before the Closing Date, neither Teda nor FractionAir shall (nor shall they permit any of their respective Affiliates to), without prior consultation with the other parties and such other parties' review of and consent to any public announcement concerning the Transactions, issue any press release or make any public announcement with respect to Transactions during such period, and Teda and FractionAir shall, to the extent practicable, allow the other parties reasonable time to review and comment on such release or announcement in advance of its issuance and use reasonable efforts in good faith to reflect the reasonable and good faith comments of such other party; provided, however, no party shall be prevented from making any disclosure required by Law at the time so required because of any delay on the part of another party. The parties intend that the initial announcement of the terms of the Transactions shall be made by a joint press release of Teda and FractionAir.

     Section 6.8 Notice of Breaches. FractionAir shall give prompt notice to Teda and Teda shall give prompt notice to FractionAir, of (i) any representation or warranty made by it contained in this Agreement which has become untrue or inaccurate in any respect, or (ii) the failure by it to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement; provided, however, that such notification shall not excuse or otherwise affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     Section 6.9 Confidentiality. Prior to the Closing, Teda will, and will instruct all of its employees, representatives, agents, and affiliates to, treat all Confidential Material confidentially, not disclose it except in accordance herewith and not use it for his or their own benefit or the benefit of any person other than Teda or FractionAir; provided, that (a) any disclosure of Confidential Material may be made with the prior written consent of FractionAir or, after the Merger, Teda; and (b) Confidential Material may be disclosed without liability hereunder to the extent required by law or by the order or decree of any court or other governmental authority; provided, however, that the party legally compelled to disclose the Confidential Material provides FractionAir with prompt notice of that fact so that FractionAir may attempt to obtain a protective order or other appropriate remedy. For purposes of this section, the term "Confidential Material" means all information, documents and other materials relating to the business, customers, products, services, prospects, plans or other matters of FractionAir or Teda; provided, however, that the term "Confidential Material" will not include information that (i) becomes generally available to the public other than as a result of a disclosure by Teda (prior to the Closing) or any of its employees, representatives, agents, relatives or affiliates, or (ii) was made available to Teda on a non-confidential basis from a source other than FractionAir, or any of its agents, provided, that such source is not bound by a confidentiality agreement restricting such disclosure.

     Section 6.10 Financial Statements. Teda's current Chief Executive Officer ("Current Teda CEO") or a reasonable designee of such person, shall cooperate with Teda and provide Teda such assistance as Teda reasonably requests in connection with the preparation of Teda's financial statements for all periods ending on or prior to June 30, 2005.Without limiting the generality of the foregoing, the Current Teda CEO shall make available to Teda and its accountants or advisors all account and other financial information concerning Teda in the possession of such person.

     Section 6.11 Reincorporation. Immediately following the Closing, Teda shall take all actions necessary to reincorporate as a corporation organized under the laws of the State of Nevada, and to cause the Articles of Incorporation and Bylaws of FractionAir to be the Articles of Incorporation and Bylaws of the newly-organized Nevada corporation.

                        ARTICLE VII Conditions Precedent

     Section 7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) This Agreement and the Merger shall have been approved and adopted by the holders of FractionAir Common Stock in the manner required by Law.

          (b) The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction.

     Section  7.2   Conditions  to  Obligation  of  FractionAir  to  Effect  the
Transactions. The obligation of FractionAir to effect the Merger shall be subject to the fulfillment at or before the Effective Time of the following additional conditions, unless waived by FractionAir:

          (a) The representations and warranties of Teda contained in this Agreement shall be true and correct in all respects on the date hereof and as of the Closing Date as if made on the Closing Date.

          (b) Teda and Merger Subsidiary shall have performed or complied with all agreements and covenants required to be performed by each of them under this Agreement on or before the Closing Date.

          (c) FractionAir shall have received copies of resignations of each of the directors and officers of Teda which have been accepted by Teda.

          (d) FractionAir and its representatives shall have completed their due diligence investigation of Teda and the results of such investigation shall be satisfactory to FractionAir in its sole discretion.

          (e) FractionAir shall have received a certificate of an authorized officer of Teda and Merger Subsidiary, on behalf of Teda and Merger Subsidiary, that the conditions set forth in paragraphs (a) through (e) above have been satisfied.

     Section 7.3 Conditions to Obligations of Teda and Merger Subsidiary to Effect the Merger. The obligations of Teda and Merger Subsidiary to effect the Merger shall be subject to the fulfillment at or before the Effective Time of the following additional conditions, unless waived by Teda:

          (a) The representations and warranties of FractionAir contained in this Agreement shall be true and correct in all respects on the date hereof and as of the Closing Date as if made on the Closing Date.

          (b) FractionAir shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement on or before the Closing Date.

          (c) FractionAir stockholders required to approve the Merger shall have executed a written consent approving the Merger on or before the Closing Date.

          (d) Teda shall have received a certificate of an authorized officer of FractionAir, on behalf of FractionAir, that the conditions in paragraphs
     (a), (b) and (c) above have been satisfied.

                             ARTICLE VIII Survival

     Section 8.1 Survival of Representations, Warranties and Covenants. The parties hereto hereby agree that the representations, warranties, covenants and agreements contained in this Agreement shall automatically expire upon the Closing hereunder.

                  ARTICLE IX Termination, Amendment and Waiver

     Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of
FractionAir:

          (a) by mutual written consent of Teda and FractionAir;

          (b) by FractionAir, upon a material breach of this Agreement on the part of Teda or Merger Subsidiary which has not been cured and which would cause the conditions set forth in Section 7.2 not to be satisfied at Closing;

          (c) by Teda, upon a material breach of this Agreement on the part of FractionAir which has not been cured and which would cause the conditions set forth in Section 7.3 not to be satisfied at Closing;

          (d) by Teda or FractionAir if any court of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction or ruling which restrains, enjoins or otherwise prohibits the Merger;

          (e) by Teda or FractionAir if the Merger shall not have been consummated on or before September 30, 2005; provided, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to any party whose failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

          (f) by FractionAir if it is not satisfied, in its sole discretion, with the results of its due diligence investigation.

     Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith terminate and there shall be no liability hereunder on the part of any of FractionAir, Teda or Merger Subsidiary; provided, this Section 9.2, Section 9.3 (Fees and Expenses); and Section 10.5 (Governing Law) shall survive the termination and remain in full force and effect and; provided, further, that each party shall remain liable for any breaches of or inaccuracies in such party's covenants, representations and warranties hereunder which breach or inaccuracy occurred prior to the termination of this Agreement.

     Section 9.3 Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses; provided, all fees and expenses of Teda incurred in connection with the Transactions shall be paid from sources other than Teda's assets and shall not be an obligation of the Surviving Corporation.

     Section 9.4 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval hereof by the shareholders of FractionAir, Teda and the Merger Subsidiary, but, after such approval, no amendment shall be made which under applicable Law would require approval of FractionAir's or Teda's shareholders without the further approval of such shareholders, as the case may be. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 9.5 Waiver. At any time prior to the Closing, the parties hereto may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto,
(ii) waive any inaccuracies in the representations and warranties by any other party contained herein or in any documents delivered by any other party pursuant hereto and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                          ARTICLE X General Provisions

     Section 10.1 Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

         If to FractionAir or, subsequent to the Closing, Teda:

                  FRACTIONAIR, INC.
                  30 Burton Hills Blvd, Suite 210
                  Nashville, Tennessee 37215
                  Attn:    William Danielczyk
                           President
                  Telecopy: (615) 361-1633

         If, prior to the Closing, to Teda or Merger Subsidiary:

                  TEDA TRAVEL, INC.
                  Suite 2102 Chinachem Century Tower
                  178 Gloucester Road
                  Wanchai, Hong Kong
                  Attn:Godfrey Hui
                  Chief Executive Officer
                  Telecopy: (852) 229 56977



or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 10.1.

     Section 10.2 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at Law or in equity.

     Section 10.3 Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

     Section 10.4 Assignments; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights except that the shareholders of FractionAir are intended third-party beneficiaries of the representations, warranties and covenants of Teda.

     Section 10.5 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Nevada (without giving effect to the provisions thereof relating to conflicts of Law).

     Section 10.6 Headings; Disclosure. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Any disclosure by

FractionAir or Teda in any portion of its respective Disclosure Schedule shall be deemed disclosure in each other portion of such Disclosure Schedule to which such disclosure reasonably relates on its face.

     Section 10.7 Certain Definitions and Rules of Construction.

          (a) As used in this Agreement:

     "Affiliate" as applied to any Person, shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, that Person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

     "Contract" means any contract, agreement, note, bond, mortgage, indenture, credit agreement, lease, license, permit, franchise or other instrument, obligation or understanding, whether written or oral.

     "Debt" means, with respect to any Person, all indebtedness of such Person for borrowed money or the deferred purchase price of property or services (excluding trade payables and other accrued current liabilities arising in the ordinary course of business), obligations of such Person evidenced by bonds, notes, indentures or similar instruments, obligations of such Person under interest rate agreements, currency hedging agreements, commodity price protection agreements or similar hedging instruments, capital lease obligations of such Person, redeemable capital stock of such Person and any other obligations of such Person classified as indebtedness under GAAP.

     "FractionAir Material Adverse Effect" shall be any circumstance, event or occurrence that would be reasonably likely to have a material adverse effect on the business, assets, operations, financial condition, revenues, results of operations of FractionAir taken as a whole.

     "Laws" means any domestic (federal, state or local) or foreign law, rule, regulation, order, judgment or decree.

     "Person" shall include individuals, corporations, partnerships, limited liability companies, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).

     "Tax" shall mean any federal, state, local, foreign or provincial income, gross receipts, property, sales, service, use, license, lease, excise, franchise, employment, payroll, withholding, employment, unemployment insurance, workers' compensation, social security, alternative or added minimum, ad valorem, value added, stamp, business license, occupation, premium, environmental, windfall profit, customs, duties, estimated, transfer or excise tax, or any other tax, custom, duty, premium, governmental fee or other assessment or charge of any kind whatsoever, together with any interest, penalty or addition to tax imposed by any Governmental Entity.

     "Teda Material Adverse Effect" shall be any circumstance, event or occurrence that would be reasonably likely to have a material adverse effect on the business, assets, operations, financial condition, revenues, results of operations of Teda taken as a whole. "Transactions" shall mean the transactions contemplated by this Agreement including the satisfaction and extinguishment of the obligations of Teda contemplated by Section 6.9.

          (b) Other Rules of Construction.

     (i) References in this Agreement to any gender shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those Persons executing such agreements.

     (ii) The words "include", "including" or "includes" shall be deemed to be followed by the phrase "without limitation" or the phrase "but not limited to" in all places where such words appear in this Agreement. The word "or" shall be deemed to be inclusive.

     (iii) This Agreement is the joint drafting product of Teda and FractionAir, and each provision has been subject to negotiation and agreement and shall not be construed for or against either party as drafter thereof.

     (iv) In each case in this Agreement where this Agreement or a Contract is represented or warranted to be enforceable will be deemed to include as a limitation to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors' rights generally and to general equitable principles, whether applied in equity or at Law.

     Section 10.8 Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

     Section 10.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economics or legal substance of the Transactions are not affected in any manner materially adverse to any party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

         IN WITNESS WHEREOF, Teda, Merger Subsidiary, and FractionAir have signed this Agreement or caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                 TEDA TRAVEL, INC.

                                 By:/s/ Godfrey Chin Tong Hui
                                 -----------------------------------------------
                                 Godfrey Chin Tong Hui, Chief Executive Officer


                                 TEDA FRACTIONAIR MERGER SUB, INC.

                                 By:/s/ Godfrey Chin Tong Hui
                                 -----------------------------------------------
                                 Godfrey Chin Tong Hui, Chief Executive Officer


                                 FRACTIONAIR INC.

                                 By:/s/ Godfrey Chin Tong Hui
                                 -----------------------------------------------
                                 William Danielczyk, Chief  Executive Officer

================================================================================

Exhibit


THE SALE OF THE SECURITIES REPRESENTED BY THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR RESALE IN CONNECTION WITH THE DISTRIBUTION THEREOF. NO DISPOSITION OF THE SECURITIES MAY BE MADE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH DISPOSITION IS IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.


                             STOCK PURCHASE WARRANT

     This Stock Purchase Warrant (the "Warrant") is issued this __ day of _____, 2005, by TEDA TRAVEL INCORPORATED, a Florida corporation (the "Company"), to ____________, a Tennessee resident (hereinafter, collectively with any subsequent assignee or transferee thereof, "Holder" or "Holders").

                                   AGREEMENT:

     1. Issuance of Warrant; Term. For value received, the Company hereby grants to Holder the right to purchase ________ (______) shares of the Company's common stock (the "Common Stock"). The shares of Common Stock issuable upon exercise of this Warrant are hereinafter referred to as the "Shares." This Warrant shall be exercisable at any time and from time to time from the date hereof until 5:00 p.m. Central Time on ______, 200_ or, if such date is a day on which banking institutions are authorized by law to close, then on the next succeeding day that shall not be such a day. This Warrant is issued in connection with a certain Promissory Note of the Company in favor of Holder in the principal amount of $________, dated of even date herewith, and in connection with the transactions described in Section 1 of that certain Common Stock Purchase and Warrant Agreement between the Company and Holder of even date herewith and is subject to the terms and conditions contained in such agreement.

     2. Exercise Price. The exercise price (the "Exercise Price") for which all or any of the Shares may be purchased pursuant to the terms of this Warrant shall be $___ per share, as adjusted from time to time pursuant to Section 7 hereof.

     3. Exercise. (a) This Warrant may be exercised by the Holder hereof in whole or in part (but only on the conditions hereinafter set forth) as to all or any increment or increments of one thousand (1,000) Shares (or the balance of the Shares if less than such number), upon delivery of written notice of intent to exercise to the Company at 1410 Donelson Pike, Suite A-5, Nashville, TN 37217-2974, or such other address as the Company shall designate in a written notice to the Holder hereof, together with this Warrant and payment to the Company of the Exercise Price of the Shares so purchased.

          (b) The Exercise Price shall be payable by (i) cash or by check acceptable to the Company, (ii) cancellation by the Holder of indebtedness or other obligations of the Company to the Holder, or (iii) a combination of (i) and (ii), in the Holder's discretion.

          (c) In lieu of exercising this Warrant by paying the Exercise Price in cash, by check, or by cancellation of indebtedness or other obligations of the Company, the Holder may elect to receive shares of Common Stock equal to the value of this Warrant (or the portion thereof being canceled) by delivery of this Warrant in the manner described above, specifying in the written notice of intent to exercise the Holder's net issue election.

     Thereupon, the Company shall issue to Holder a number of shares of the Common Stock computed using the following formula:

                                   X=(Y)(A-B)
                                        A

    Where  X =    The number of shares of Common Stock to be issued to Holder.

           Y = The number of shares of Common
               Stock issuable under this Warrant
               (or, if only a portion of this
               Warrant is being exercised, the
               portion of this Warrant being
               canceled).

            A = The fair market value of one share of Common Stock.

            B = Exercise Price (as adjusted to the date of such calculations).

(d) Upon exercise of this Warrant, the Company shall as promptly as practicable, and in any event within fifteen (15) days thereafter, execute and deliver to the Holder of this Warrant a certificate or certificates for the total number of whole Shares for which this Warrant is being exercised in such names and denominations as are requested by such Holder. Upon receipt by the Company of this Warrant at its office, accompanied by written notice of intent to exercise and the proper amount representing the Exercise Price, the Holder shall be deemed to be the holder of record of the shares issuable upon such exercise. If this Warrant shall be exercised with respect to less than all of the Shares, the Holder shall be entitled to receive a new Warrant covering the number of Shares in respect of which this Warrant shall not have been exercised, which new Warrant shall in all other respects be identical to this Warrant. The Company covenants and agrees that it will pay when due any and all state and federal issue taxes which may be payable in respect of the issuance of this Warrant or the issuance of any Shares upon exercise of this Warrant. The Company shall have no obligation to pay any income taxes due and payable by Holder by reason of his holding this Warrant or the exercise of his rights hereunder.

     4. Covenants and Conditions. The above provisions are subject to the following:

          (a) Neither this Warrant nor the Shares have been registered under the Securities Act of 1933, as amended ("Securities Act"), or any state securities laws ("Blue Sky Laws"). This Warrant has been acquired for investment purposes and not with a view to distribution and may not be sold or otherwise transferred without (i) an effective registration statement for such Warrant under the Securities Act and such applicable Blue Sky Laws, or (ii) an exemption under the Securities Act and any applicable Blue Sky Laws. Transfer of the Shares issued upon the exercise of this Warrant shall be restricted in the same manner and to the same extent as the Warrant, and the certificates representing such Shares shall bear substantially the following legend:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE PROVISIONS OF ANY APPLICABLE STATE SECURITIES LAWS, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND IN RELIANCE ON EXEMPTIONS UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

     Holder and the Company agree to execute such other documents and instruments as counsel for the Company reasonably deems necessary to effect the compliance of the issuance of this Warrant and the Shares issued upon exercise hereof with applicable federal and state securities laws.

                  (b) The Company covenants and agrees that all Shares that may be issued upon exercise of this Warrant will, upon issuance and payment therefor, be legally and validly issued and outstanding, fully paid and nonassessable, free from all taxes, liens, pledges, security interests, claims, charges and preemptive rights, if any, with respect thereto or to the issuance thereof. The Company shall at all times reserve and keep available for issuance upon the exercise of this Warrant such number of authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of this Warrant.

         5. Transfer of Warrant. Subject to compliance with applicable federal and state securities laws, this Warrant may be transferred by presentation of the Warrant to the Company with written instructions for such transfer; provided in each such case the transferee agrees to be bound by all provisions hereof. Upon such presentation for transfer, the Company shall promptly execute and deliver a new Warrant or Warrants in the form hereof in the name of the assignee or assignees and in the denominations specified in such instructions.

         6. Warrant Holder Not a Shareholder. Except as otherwise provided herein, this Warrant does not confer upon Holder, as such, any right whatsoever as a shareholder of the Company.

         7. Adjustment Upon Changes in Stock.

          (a)  If  all or  any  portion  of  this  Warrant  shall  be  exercised
     subsequent   to  any  stock  split,   stock   dividend,   recapitalization,
     combination of shares of the Company, or other similar event, occurring after the date hereof, then the Holder exercising this Warrant shall receive, for the aggregate price paid upon such exercise, the aggregate number and class of shares which such Holder would have received if this Warrant had been exercised immediately prior to such stock split, stock dividend, recapitalization, combination of shares, or other similar event. If any adjustment under this Section 7(a) would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares subject to this Warrant shall be the next higher number of shares, rounding all fractions upward. Whenever there shall be an adjustment pursuant to this
     Section 7(a), the Company shall forthwith notify the Holder or Holders of this Warrant of such adjustment, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated.

          (b) If all or any portion of this Warrant shall be exercised subsequent to any merger, consolidation, exchange of shares, separation, reorganization or liquidation of the Company, or other similar event, occurring after the date, as a result of which shares of Common Stock shall be changed into the same or a different number of shares of the same or another class or classes of securities of the Company or another entity, or the holders of Common Stock are entitled to receive cash or other property, then the Holder exercising this Warrant shall receive, for the aggregate price paid upon such exercise, the aggregate number and class of shares, cash or other property which such Holder would have received if this Warrant had been exercised immediately prior to such merger, consolidation, exchange of shares, separation, reorganization or liquidation, or other similar event. If any adjustment under this Section 7(b) would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares subject to this Warrant shall be the next higher number of shares, rounding all fractions upward. Whenever there shall be an adjustment pursuant to this Section 7(b), the Company shall forthwith notify the Holder or Holders of this Warrant of such adjustment, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated.

          (c) In addition to the adjustments otherwise set forth in this Section 7, the Company, in its sole discretion, may reduce the Exercise Price or extend the expiration date of this Warrant.

     8. Certain Notices. In case at any time the Company shall propose to:

          (a) take a record of the holders of the Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend (other that a cash dividend) or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right;

          (b) transfer all or substantially all of the assets of the Company to, or consolidate or merge the Company with or into, any other person; or

          (c) voluntarily or involuntarily dissolve, liquidate or wind-up the business of the Company,

          then and in each such event the Company will mail or cause to be mailed to Holder a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right and stating the amount and character of such dividend, distribution or right, and also the date on which any such transfer, consolidation, merger, dissolution, liquidation or winding up is to take place and the time, if any, as of which the holders of record of the Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such transfer, consolidation, merger, dissolution, liquidation or winding up. Such notice shall be mailed at least twenty (20) days prior to the proposed record date therein specified.

     9. Company Representations. The Company represents, warrants and acknowledges that fair and adequate consideration has been received by the Company in exchange for execution and delivery of this Warrant, that the execution and delivery of this Warrant has been duly authorized by all necessary action on the Company's part, and that this Warrant constitutes the valid and binding obligations of the Company enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general applicability relating to or affecting creditors' rights. The validity of this Warrant shall not be affected by the cancellation, termination, lapse or invalidity of any other agreement or arrangement between the Holder and the Company, except as may be specifically provided herein.

     10. Article and Section Headings. Numbered and titled article and section headings are for convenience only and shall not be construed as amplifying or limiting any of the provisions of this Warrant.

     11. Notice. Any and all notices, elections or demands permitted or required to be made under this Warrant shall be in writing, signed by the party giving such notice, election or demand and shall be delivered personally, telecopied, telexed, or sent by certified mail or overnight via nationally recognized courier service to the other party at the address set forth below, or at such other address as may be supplied in writing and of which receipt has been acknowledged in writing. The date of personal delivery or telecopy or two (2) business days after the date of mailing (or the next business day after delivery to such courier service), as the case may be, shall be the effective date of delivery of such notice, election or demand. For the purposes of this Warrant:

        if to Holder              to the address under Holder's signature hereto

         if to the Company         Teda Travel Incorporated (or successor name)
                                   1410 Donelson Pike, Suite A-5
                                   Nashville, TN 37217-2974
                                   Attention: Michael J. Kane, CFO

     12. Severability. If any provisions of this Warrant or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Warrant and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

     13.  Entire  Agreement.   This  Warrant  between  the  Company  and  Holder
represents the entire agreement between the parties concerning the subject matter hereof, and all oral discussions and prior agreement are merged herein.

     14. Governing Law and Amendments. This Warrant shall be construed and enforced under the laws of the State of Tennessee applicable to contracts to be wholly performed in such State. No amendment or modification hereof shall be effective except in a writing executed by each of the parties hereto.

     15. Counterparts. This Warrant may be executed in any number of counterparts and by different parties to this Warrant in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Warrant.

     16. Jurisdiction and Venue. The Company and Holder hereby consent to the jurisdiction of the courts of the State of Tennessee and the United States District Court for the Middle District of Tennessee, as well as to the jurisdiction of all courts from which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of any of the rights or obligations under this Agreement or with respect to the transactions contemplated hereby, and expressly waive any and all objections they may have as to venue in any of such courts.


     IN WITNESS WHEREOF, the parties hereto have set their hands as of the date of first above written.

                           Company:                  TEDA TRAVEL INCORPORATED



                                   By:
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                                   Title:
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                           Holder:

                           Holder's
                           Address: